SE

17008998

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC
416

SEC FILE NUMBER
8-44380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Investors, Inc.

OFFICIAL USE ONLY
J
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6025 Metcalf Lane
(No. and Street)

Overland Park	KS	66202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K Richards — 913-384-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Drive	Flower Mound,	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Investors, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD N. COLBURN, JR.
NOTARY PUBLIC
STATE OF KANSAS
My Appt Exp.: 4-27-18

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

INDEPENDENT AUDITOR'S REPORT

To the Board
Great American Investments, Inc.

We have audited the accompanying statement of financial condition of Great American Investments, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Great American Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Great American Investments, Inc.'s financial statements. The supplemental information is the responsibility of Great American Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

EXHIBIT A

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	76,546
Commissions receivable		12,957
Other receivables - FINRA		2,175
Agent advances - Arbitration		82,303
Clearing deposits		10,000
Investments - Marketable Securities		523,220
Depreciable assets (net of accumulated depreciation of $23,077)		-
Prepaid expenses		1,750
TOTAL ASSETS	$	708,951

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	12,440
Accrued payroll taxes and benefits		1,525
Employee benefit payable		7,000
Margin account		217,638
Commissions payable		57,004
Total liabilities		295,607
STOCKHOLDERS' EQUITY		
Common stock - 5,000 shares @ $5.00 par value		25,000
Retained earnings		388,344
Total stockholders' equity		413,344
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	708,951

The accompanying notes are an integral part of these financial statements

EXHIBIT B

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions		$ 846,321
Interest & dividends		13,480
Realized gains (losses) on investments		10,591
Unrealized gains (losses) on investments		38,215
Miscellaneous		26,891
Total revenues		935,498
DIRECT COSTS OF REVENUES		
Commissions	$ 610,246	
Clearing expenses	41,145	
Other charges	589	651,980
GROSS MARGIN		283,518
EXPENSES		
Salaries - Officer	50,000	
Salaries - Other	41,148	
Payroll taxes	7,182	
Depreciation	-	
Dues and subscriptions	754	
Licenses and fees	6,211	
Margin interest	8,202	
Insurance	2,135	
Office	3,630	
Postage	694	
Professional services	45,570	
Pension contributions	7,000	
Rent	23,400	
Telephone and utilities	10,390	
Arbitration	26,579	
Miscellaneous	5,336	
Total expenses		238,231
INCOME BEFORE INCOME TAXES		45,287
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 45,287

The accompanying notes are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 507,977	$ 532,977
Additions	-	-	-
Distributions	-	(164,920)	(164,920)
COMPREHENSIVE INCOME			
Net income	-	45,287	45,287
BALANCE, END OF YEAR	$ 25,000	$ 388,344	$ 413,344

The accompanying notes are an integral part of these financial statements

EXHIBIT D

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	45,287
Depreciation		-
(Gain) loss on sale of investments		(10,591)
Unrealized (gains) losses on investments		(38,215)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		(64)
(Increase) decrease other current assets		-
(Increase) decrease agent advances		(81,815)
(Increase) decrease clearing deposits		-
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		2,890
Increase (decrease) in pension contribution		(13,000)
Increase (decrease) in commissions payable		(14,753)
Increase (decrease) in margin account		206,217
Increase (decrease) in payroll liabilities		(2,225)
Net cash provided by operating activities		93,731
CASH USED BY INVESTING ACTIVITIES:		
Proceeds from sale of long term investments		125,760
Purchase of long term investments		(213,169)
Purchase of depreciable assets		-
Net cash used by investing activities		(87,409)
CASH USED IN FINANCING ACTIVITIES:		
Shareholder distributions		(164,920)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(158,598)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		235,144
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	76,546

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Nature of the Business*

The Company was incorporated on April 5, 1991. The Company operates as a fully disclosed broker/dealer in Overland Park, Kansas. All customer cash balances and securities are carried by a clearing broker.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2016, the Company had no cash equivalents.

At December 31, 2016, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2016 are as follows:

Interest	$	8,202
Income taxes	$	--

D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. There was no depreciation for the year ended December 31, 2016.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2016, the Company had aggregate indebtedness of $77,968 and net capital of $184,870, which resulted in a ratio of .4217 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2016, based on its minimum requirement, the Company had excess net capital of $84,870.

NOTE 3 INVESTMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

All of the Company's investments are Level 1 investments.

Investments at December 31, 2016 include marketable securities with a cost basis of $394,438 and a fair market value of $523,220, resulting in an unrealized gain of $128,782.

NOTE 4 INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2013 – 2015 are still open, by statue, and subject to examination by the respective tax jurisdictions.

NOTE 5 LEASE COMMITMENT

The Company leases its office space for $2,500 per month. The lease is a three year lease beginning in August 2016. Office sharing reimbursements of $550 per month were received during 2016. Net lease expense was $23,400.

NOTE 6 ARBITRATION

During 2016, two clients of the Company (the "Claimants") filed separate FINRA arbitrations (the "Actions") against the Company, the Company's president, and one of the Company's agents (collectively, the "Respondents"). The Company's clearing firm, Hilltop Securities, Inc., also is named as a Respondent in one of the Actions. The Respondents deny the allegations in the Actions and have vigorously defended both Actions, but the Respondents also have discussed potential settlement of the Actions with the Claimants.

On February 15, 2017 the parties entered into a written Release and Settlement Agreement for the Arbitration with one of the clients that provides for the payment of $30,000, payable in monthly installments ($7,500) ending June 15, 2017.

On February 21, 2017 the Company and the other client reached a settlement in principle of the Arbitration with the intention of reducing the settlement to a written Release and Settlement Agreement that provided for the payment of $112,500 over the one year period ending April 1, 2018. Should the parties ultimately be unable to reduce the settlement in principle to a signed agreement the Arbitration is scheduled for final hearing commencing on May 3, 2017. The Company continues to deny any liability and will vigorously contest this action.

With respect to any payment made by the Company to the Claimants, as well as legal and related costs paid by the Company for defending the Actions, the Company's agent will be responsible to reimburse the Company for 85% of any payment, and the Company is responsible for the balance of the payment (15%).

As of December 31, 2016, the Company's estimated share of potential payment to Claimants for which the Company ultimately is responsible is less than $25,000.00. Legal and related costs of the Actions paid by the Company to date have totaled $121,875.00, of which $98,070.00 is the responsibility of the Company's agent. The agent's unpaid portion of this amount is reflected in a receivable from the agent to the Company as of December 31, 2016 in the amount of $82,303.00. The Company has an agreement with the agent which provides that the Company will collect the receivable from the agent in its entirety in 2017. The Company's share of the defense costs of the Actions in 2016 was $ 26,579.00.

NOTE 7 EMPLOYEE PENSION PLAN

The Company has set up a Simplified Employee Pension Plan (SEP) for the benefit of its employees. Employees are eligible after being employed for one continuous year. Contributions were $7,000 in 2016.

NOTE 8 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2017, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2016**
Great American Investors, Inc.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	413,344	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				413,344	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	413,344	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 86,228	3540			
	B. Secured demand note delinquency	-	3590			
	C. Commodity futures contracts and spot commodities -- proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		86,228	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	327,116	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	78,483	3734			
	D. Undue Concentration	63,763	3650			
	E. Other (List)					
		-	3736		(142,246)	3740
10.	Net Capital			$	184,870	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Great American investors, Inc. — **as of December 31, 2016**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)			5,198	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			100,000	3760
14.	Excess net capital (line 10 less 13)			84,870	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12			64,870	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			77,968	3790
17.	Add:				
	A. Drafts for immediate credit	-	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited		3810		
	C. Other unrecorded amounts (List)		3820	-	3830
19.	Total aggregate indebtedness			77,968	3840
20.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	42.17%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)		%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23.	Net capital requirement (greater of line 21 or 22)		3760
24.	Excess capital (line 10 less 23)		3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

Schedule II

Great American Investors, Inc.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c-3.

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

EXEMPTION REVIEW REPORT

To the Board
Great American Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great American Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great American Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) Great American Investments, Inc. stated that Great American Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Great American Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

Great American Investors, Inc.

I, David K. Richards, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: David K Richards

Title: President

February 27, 2017

GREAT AMERICAN INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

CONTENTS